Exhibit 4.13

ARTHUR J. GALLAGHER & CO.

DEFERRED CASH PARTICIPATION PLAN

AWARD AGREEMENT

Participant

Award Date

Annual Discretionary Allocation

Important: You must sign and return this Award Agreement to the Company at the address below no later than         . Failure to do so may result in forfeiture of your Award.

Arthur J. Gallagher & Co.

Attention:

Two Pierce Place

Itasca, Illinois 60143

Or send a PDF of the signed agreement to:         @ajg.com.

This Deferred Cash Participation Plan Award Agreement (this “Agreement”), effective as of the Award Date shown above, between Arthur J. Gallagher & Co., a Delaware corporation (the “Company”), and the Participant named above, sets forth the terms and conditions of an Annual Discretionary Allocation (the “Award”) under the Arthur J. Gallagher & Co. Deferred Cash Participation Plan (the “Plan”). The Award is subject to all of the terms and conditions set forth in the Plan and this Agreement. In the event of any conflict, the Plan will control over this Agreement. Capitalized terms in this Agreement shall have the meaning specified in the Plan, unless a different meaning is specified herein. The Participant hereby expressly acknowledges receipt of a copy of the Plan.

1. Annual Discretionary Allocation. The Company hereby grants to the Participant the Annual Discretionary Allocation in the amount specified above.

2. Vesting. The Award shall become vested as set forth in Section 4(c) of the Plan. In the event the Participant’s employment with the Company terminates for any reason prior to the Vesting Date, then the Award shall automatically terminate and be forfeited, cancelled and of no further force and effect.

3. Payment. Not later than the April 30th immediately following the Award Date, or such earlier date specified by the Administrator, the Participant shall make a distribution election by executing an Annual Distribution Form which shall specify the Distribution Date and the Payment Form for the Award. If the Participant fails to make such elections within such period, he or she shall be deemed to have elected to receive a lump-sum payment in the year that includes the date that is five years from the Award Date. A Participant may change his or her Distribution Election only in accordance with the provisions set forth in Section 5(b) of the Plan.

(a) Distribution Date. Pursuant to Section 5(a)(i) of the Plan, the Participant’s Distribution Election shall specify one of the following as the Participant’s Distribution Date: (i) the later to occur of the 6-month anniversary of the date on which the Participant undergoes a Separation from Service with the Company, or the year that includes the date that is five years from the Award Date; or (ii) a specified year that includes the date that is at least five years from the Award Date. Section 5(c) of the Plan specifies the timing of the distribution payments. Payments may be accelerated only upon the occurrence of an event described in Section 6, 10(b), or 10(c) of the Plan.

(b) Payment Form. Pursuant to Section 5(a)(ii) of the Plan, the Participant’s Distribution Election shall specify that the Award will be paid in the form of: (i) a lump-sum payment; (ii) ten substantially equal annual installment payments commencing on the Distribution Date, and due on the next nine anniversaries of the Distribution Date; or (iii) five substantially equal annual installment payments commencing on the Distribution Date, and due on the next four anniversaries of the Distribution Date.

(c) Investment and Medium of Payment. The Participant may make an election to receive his or her Award in the form of shares of common stock of the Company (“Common Stock”) or cash. The Participant acknowledges that the default election is to receive the Award in the form of Common Stock, and that by signing this Agreement (or failing to make an election by the date this Award Agreement is due to be signed and returned – see above) he or she makes the default election irrevocably with respect to the Award and all prior Awards under the Plan, if any. The Participant further acknowledges that he or she must call for an alternate form, prior to signing this Agreement, if he or she wishes to make an election other than the default election, and that any such alternate election must be made by the date this Award Agreement is due to be signed and returned.

4. Earnings. Distributions will reflect the hypothetical investment performance of amounts credited to the Participant’s Annual Account as described in Section 4(d) of the Plan.

5. Miscellaneous.

(a) Administration. Any action taken or decision made by the Company or the Administrator or its delegates arising out of or in connection with the construction, administration, interpretation, or effect of the Plan or this Agreement shall lie within its sole and absolute discretion, as the case may be, and shall be final, conclusive, and binding upon the Participant and all persons claiming under or through the Participant. By accepting the Award or other benefit under the Plan, the Participant and each person claiming under or through the Participant shall be conclusively deemed to have indicated acceptance and ratification of, and consent to, any action taken or decision made under the Plan by the Company or the Administrator or its delegates.

(b) Tax Withholding and Furnishing of Information. There shall be withheld from any payment under this Agreement such amount, if any, as the Company determines is required by law, including, but not limited to, U.S. federal, state, local or foreign income, employment, or other taxes or social security liabilities incurred by reason of making of the Award or of such payment. It shall be a condition to the obligation of the Company to make payments under this Agreement that the Participant promptly provide the Company with all forms, documents or other information reasonably required by the Company in connection with the Award.

(c) Clawback, Forfeiture, or Recoupment. Any payment made to the Participant under the Award will be subject to the restrictive covenants in Section 8 of the Plan, the Company’s compensation recovery policy, the forfeiture provisions of Section 7(b) of the Plan, as well as any other or additional “clawback,” forfeiture, or recoupment policy now existing or adopted by the Company after the date of this Agreement.

(d) Beneficiary Designation. The Participant may, by completing and returning the appropriate form provided to the Participant by the Company, name a beneficiary or beneficiaries to receive any payment to which he or she may become entitled under this Agreement in the event of his or her death under the circumstances described in, and in accordance with, Section 19 of the Plan. The Participant may change his or her beneficiary or beneficiaries from time to time by submitting a new form in accordance with the procedures established by the Company. If the Participant does not designate a beneficiary, or if no designated beneficiary is living on the date any amount becomes payable under this Agreement, such payment will be made to the legal representatives of the Participant’s estate, which will be deemed to be the Participant’s designated beneficiary under this Agreement.

(e) Section 409A. This Agreement and the payment of the Award hereunder are intended to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated and other official guidance issued thereunder, and this Agreement shall be administered and interpreted consistent with such intent.

(f) Governing Law. This Agreement, the Award, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the laws of the United States, shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws.

(signature page immediately follows)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

ARTHUR J. GALLAGHER & CO.

By:

PARTICIPANT

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